FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of September 2007
Commission File Number — 1-15182
DR. REDDY’S LABORATORIES LIMITED
(Name of Registrant)
7-1-27, Ameerpet
Hyderabad, Andhra Pradesh 500 016, India
+91-40-23731946

(Address of Principal Executive Offices)
Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b):
Not applicable.

(1)	Press Release, “Dr. Reddy’s enters the Dermatology topical anti-fungal market with the launch of ‘Ebernet™’- (Eberconazole),” September 5, 2007.

(2)	Press Release, “Dr. Reddy’s receives USFDA approval for Ranitidine (Zantac™) Tablets, 150mg (OTC) First major approval for its U.S. OTC business,” September 13, 2007.

(3)	Press Release, “Dr. Reddy’s commences operations in Philippines. Expands presence in the ASEAN region,” September 28, 2007.

(4)	Press Release, “DR. REDDY’S ANNUAL REPORT ON FORM 20-F FOR YEAR ENDED MARCH 31, 2007 AVAILABLE ON THE COMPANY’S WEBSITE,” September 28, 2007.

Press Release	[DR. REDDY’S LOGO]

Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India

Tel: 91 40 373 1946
Fax: 91 40 373 1955

www.drreddys.com
Dr. Reddy’s enters the Dermatology topical anti-fungal market with the launch of ‘Ebernet™’ — (Eberconazole)
Hyderabad, India, September 05, 2007: Ebernet™ (Eberconazole 1% cream) has been launched nationwide in September, marking the entry of Dr. Reddy’s into the Rs.100 crore topical anti-fungal market, with an innovative, first to launch formulation.
Ebernet™, an innovative formulation with superior penetration properties, is indicated in the treatment of superficial fungal infections and is available in 10gm pack. Ebernet™ is a brand licensed from the original innovator company, Salvat Laboratories of Spain.
Notes to the editor:
•	The topical anti-fungal market is about Rs100 crore, growing at the rate of 12%. Brief mode of action of Ebernet:

•	Eberconazole (nitrate) is an Imidazole derivate that inhibits the synthesis of ergosterol, an essential component of the cytoplasmic membrane

•	This leads to an alteration in its structure and function, thereby inhibiting the growth of the fungus.

•	Eberconazole has antifungal as well as potent anti-inflammatory effects.

•	Leading brands of Dr.Reddy’s in the Dermatology segment are Mintop™, Venusia™ and Ultravex™.
Disclaimer:
This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.
About Dr. Reddy’s:
Established in 1984, Dr. Reddy’s Laboratories (NYSE: RDY) is an emerging global pharmaceutical company with proven research capabilities. The Company is vertically integrated with a presence across the pharmaceutical value chain. It produces finished dosage forms, active pharmaceutical ingredients and biotechnology products and markets them globally, with focus on India, US, Europe and Russia. The Company conducts research in the areas of diabetes, cardiovascular, anti-infectives, inflammation and cancer.
www.drreddys.com
For more information please contact:
Investors and Financial Analysts:
Nikhil Shah at nikhilshah@drreddys.com or on +91-40-23731946 ext. 308

Media:
M Mythili at mythilim@drreddys.com or on +91-40-66511620

Press Release	[DR. REDDY’S LOGO]

Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India

Tel: 91 40 373 1946
Fax: 91 40 373 1955

www.drreddys.com
Dr. Reddy’s receives USFDA approval for Ranitidine (Zantac™) Tablets, 150mg (OTC)
First major approval for its U.S. OTC business
Hyderabad, India, September 13, 2007: Dr. Reddy’s Laboratories (NYSE:RDY) announced today, that the U.S. Food and Drug Administration (USFDA) has granted final approval for the Company’s Abbreviated New Drug Application (ANDA) for Ranitidine (Zantac™) 150mg tablet (Over-the-Counter). The Company is the only generic manufacturer to receive FDA approval for this product following the expiry of innovator’s patents. This is the first approval for Dr. Reddy’s U.S. OTC business unit following an announcement in mid-May, to launch a Store Brand OTC Division in the U.S.
Commenting on the approval, Mark Hartman, President, North America Generics said, “We are excited about the Ranitidine 150mg approval as it will complement our Ranitidine 75mg OTC entry. This approval will help establish Dr. Reddy’s in the U.S. OTC business segment. The company has plans to expand its OTC product portfolio and additional introductions are planned in the coming months that will certainly include Rx switches and select OTC Monograph products”.
The company will distribute the 150mg strength in blister counts of 8 and 24’s as well as bottles of 50, 65 and 95 counts.
Disclaimer:
This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.
About Dr. Reddy’s:
Established in 1984, Dr. Reddy’s Laboratories (NYSE: RDY) is an emerging global pharmaceutical company with proven research capabilities. The Company is vertically integrated with a presence across the pharmaceutical value chain. It produces finished dosage forms, active pharmaceutical ingredients and biotechnology products and markets them globally, with focus on India, US, Europe and Russia. The Company conducts research in the areas of diabetes, cardiovascular and cancer.
www.drreddys.com
Contact Information:
Investors and Financial Analysts:
Nikhil Shah at nikhilshah@drreddys.com or on +91-40-23731946 ext. 308
Media:
M Mythili at mythilim@drreddys.com or on +91-40-66511620

Press Release	[DR. REDDY’S LOGO]

Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India

Tel: 91 40 373 1946
Fax: 91 40 373 1955

www.drreddys.com
Dr. Reddy’s commences operations in Philippines. Expands presence in the ASEAN region
Hyderabad, India, September 28, 2007: Dr.Reddy’s has expanded its presence in the ASEAN region with the opening of its 41st overseas office in Manila, Philippines in partnership with Britton Marketing Corporation, a sister company of Britton Distributions, Inc. This distributor-based model will serve the US $1.8 billion Philippines pharmaceutical market, which is growing at over 10% annually.
The company is initially targeting therapeutic areas like cardiology, diabetology, gastroenterology and pain management. The first phase of launch will see major brands like Omez(Omeprazole), Stamlo M(Amlodipine maleate), Resilo (Losartan), Reclide(Gliclazide), Cardiopril(Ramipril), Rafree(Meloxicam), Ciprolet(Ciprofloxacin), and Finast(Finasteride) being introduced in the Philippines market.
Commenting on the opening of the new office, Rajesh Kumar, Head- AMEEERA region said, “Accessibility of quality and affordable medicines is among the pressing issues in Philippines today. It is one of the key markets in the ASEAN region for us and being a leader in the generics space, Dr. Reddy’s has a lot to offer to the Filipino medical community and the people of Philippines. BMC has a strong marketing presence in the healthcare products market and together with Dr. Reddy’s, is ideally placed to serve this market”.
Notes to the editor:
•	The Branded Formulations Business of Dr Reddy’s operates from six geographic regions: India & SAARC, Russia & CIS countries, China, Latin America, South Africa & AMEERA (Asean Middle East Eastern Europe Rest of Africa)

•	In ASEAN, Dr. Reddy’s already has presence in Myanmar, Vietnam, Cambodia, Malaysia, Singapore, and Thailand
Disclaimer:
This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.
About Dr. Reddy’s:
Established in 1984, Dr. Reddy’s Laboratories (NYSE: RDY) is an emerging global pharmaceutical company with proven research capabilities. The Company is vertically integrated with a presence across the pharmaceutical value chain. It produces finished dosage forms, active pharmaceutical ingredients and biotechnology products and markets them globally, with focus on India, US, Europe and Russia. The Company conducts research in the areas of diabetes, cardiovascular and cancer.
www.drreddys.com

Contact Information:
Investors and Financial Analysts:
Nikhil Shah at nikhilshah@drreddys.com or on +91-40-23731946 ext. 308
Media:
M Mythili at mythilim@drreddys.com or on +91-40-66511620

Press Release	[DR. REDDY’S LOGO]

Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India

Tel: 91 40 373 1946
Fax: 91 40 373 1955

www.drreddys.com
DR. REDDY’S ANNUAL REPORT ON FORM 20-F FOR YEAR ENDED MARCH 31, 2007 AVAILABLE ON THE COMPANY’S WEBSITE
Hyderabad, India, September 28, 2007: Dr. Reddy’s Laboratories Limited (NYSE: RDY) announces that the company’s annual report on Form 20-F for the year ended March 31, 2007 is available on its website ( http://www.drreddys.com ) and can be accessed by selecting ‘SEC Filings’ under the ‘Investors’ menu. ADS holders also have the ability to receive a hard copy of the company’s complete audited financial statements free of charge upon request.
About Dr. Reddy’s
Dr. Reddy’s Laboratories (NYSE: RDY) is a global, vertically integrated pharmaceutical company with a presence across the value chain, producing and delivering safe, innovative, and high quality finished dosage forms, active pharmaceutical ingredients and biotechnology products, which are marketed to over 100 countries including US, Europe, Russia, India and China.
The Company conducts NCE drug discovery research in the areas of diabetes, cardiovascular, anti-infectives, and cancer. Its drug discovery effort is carried out at its research facilities in Atlanta, USA, and in Hyderabad, India.
For more details visit www.drreddys.com
Disclaimer
This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.
Contact Information:
Investors and Financial Analysts:
Nikhil Shah at nikhilshah@drreddys.com or on +91-40-23731946 ext. 308
Media:
M Mythili at mythilim@drreddys.com or on +91-40-66511620

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DR. REDDY’S LABORATORIES LIMITED (Registrant)
Date: October 5, 2007	By:	/s/ V. Viswanath
		Name:	V. Viswanath
		Title:	Company Secretary